Exhibit 16.1

Changes in Registrant’s Certifying Accountant

On April 23, 2010, the audit committee of the board of directors of International Monetary Systems, Ltd. engaged the accounting firm of LBB & Associates Ltd., LLP (“LBB”) as principal accountants of International Monetary Systems, Ltd for the fiscal year ended December 31, 2010.  International Monetary Systems, Ltd did not consult with LBB during the most recent two fiscal years and the subsequent interim period preceding the engagement of LBB on April 23, 2010, regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on International Monetary Systems, Ltd financial statements.  Neither written nor oral advice was provided that was an important factor considered by International Monetary Systems, Ltd  in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was the subject of a disagreement or event identified in response to paragraph (a) (1)(iv) of Item 304 of Regulation S-K.

The Company has authorized Webb & Co, the former auditors, to respond fully to any inquiries of LBB & Associates relating to their engagement as the Company's independent accountant.